Exhibit 99.1

Appendix 3B - Proposed issue of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

10/2/2025

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued
New class-code to be confirmed	Options with exercise price of $0.028 and 2 year expiry	1,212,121,212

ATH	ORDINARY FULLY PAID	3,636,363,636

Proposed +issue date

17/2/2025

Refer to next page for full details of the announcement

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Appendix 3B - Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

10/2/2025

1.6 The Proposed issue is:

A placement or other type of issue

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Appendix 3B - Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	** Approval received/condition met?

+Security holder approval	27/3/2025	Estimated

Comments

The placement is in two tranches, with the second tranche subject to shareholder approval.

Part 7B - Issue details

Is the proposed security a 'New class'
(+securities in a class that is not yet quoted or
recorded by ASX) or an 'Existing class'
(additional securities in a class that is already
quoted or recorded by ASX)?

Existing class

Will the proposed issue of this +security include an offer of attaching +securities? Yes

Details of +securities proposed to be issued

ASX +security code and description

ATH : ORDINARY FULLY PAID

Number of +securities proposed to be issued

3,636,363,636

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

Yes

In what currency is the cash consideraton being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.01100

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Appendix 3B - Proposed issue of securities

Attaching +Security

Is the proposed attaching security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional +securities in a class that is already quoted or recorded by ASX)?

New class

Attaching +Security - New class (+securities in a class that is not yet quoted or recorded by ASX)

Details of attaching +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities do not have +CDIs issued over them)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the 'new' class of +securities on ASX?
No	Yes

ASX +security code	+Security description
New class-code to be confirmed	Options with exercise price of $0.028 and 2 year expiry

+Security type

Options

Number of +securities proposed to be issued

1,212,121,212

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Attaching options, nil consideration

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

0.000010

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Options details

+Security currency

AUD - Australian Dollar

Exercise price	Expiry date
AUD 0.0280	26/2/2027

Details of the type of +security that will be issued if the option is exercised

ATH : ORDINARY FULLY PAID

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Appendix 3B- Application for quotation of securities

Number of securities that will be issued if the option is exercised

One ordinary share

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

One ordinary share

Part 7C - Timetable

7C.1 Proposed +issue date

17/2/2025

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

799,014,703

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

Yes

7D.1c ( i ) How many +securities are proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A?

368,434,268

7D.1c ( ii ) Please explain why the entity has chosen to do a placement rather than a +pro rata issue or an offer under a +security purchase plan in which existing ordinary +security holders would have been eligible to participate

Due to the lower cost, quicker timing and significant institutional interest in the placement.

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

Yes

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

Yes

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Appendix 3B- Application for quotation of securities

7E.1a Who is the lead manager/broker?

MST Financial

7E.1b What fee, commission or other consideration is payable to them for acting as lead manager/broker?

3.0% managmeent fee & 3.0% selling fee, plus 1 option for every $2 raised.

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Legal fees and internal costs.

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

Funds will be used to accelerate regulatory activities, clinical and non-clinical development, and manufacture of drug to advance ATH434. Funds will also be used to commence a business development process for potential partnering.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

The Company will be seeking shreaholder approval for hte second tranche of shares and all related party participation at an upcoming EGM.

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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